

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 2, 2008

Mr. Leigh Ginter.
Chief Financial Officer, Norcraft Holdings, L.P.
3020 Denmark Ave. Suite 100
Eagan, MN 55121

Re: **Norcraft Holdings, L.P.**
Norcraft Companies, L.P.
Form 10-K for the year ended December 31, 2007
File Nos. 333-119696 and 333-114924

Dear Mr. Ginter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Tricia Aremlin, Staff Accountant at (202) 551-3747, or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief